1980 Post Oak Blvd. 8th Floor	713-625-8100
Houston, TX 77056	713-629-2330 fax
800-729-1900
PO Box 2029	stewart.com
Houston, TX 77252-2029	NYSE: STC
December 16, 2008
VIA EDGAR
Mr. Gus Rodriguez
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	Stewart Information Services Corporation— Request for Extension of Response Time to SEC Comment Letter dated December 4, 2008
Dear Mr. Rodriguez:
     We refer you to the letter to Stewart Information Services Corporation (the “Company”) dated December 4, 2008 (the “Comment Letter”) containing the comments of the Staff of the Securities and Exchange Commission to the Company’s Form 10-K for the year ended December 31, 2007, and the Company’s Form 10-Q for the quarterly period ended September 30, 2008 (File No. 001-02658). Following up on the voicemail exchange I had with you on December 12, 2008, we are writing to confirm that we have requested an extension to respond to the Comment Letter until January 16, 2009, as the Company needs additional time to formulate thorough and appropriate responses to the Comment Letter.
     We appreciate the Staff’s cooperation in this matter.
     Please telephone me at (713) 625-8761, with any questions or comments you may have.
Very truly yours,

/s/ Brian Glaze
Brian Glaze
Principal Accounting Officer